Mail Stop 3561

								February 13, 2006

Gilbert F. Amelio, CEO
Acquicor Technology Inc.
4910 Birch St., #102
Newport Beach, CA 92660

      Re:	Acquicor Technology Inc.
		Amendment Nos. 4 and 5 to Registration Statement on
Form S-1
		Filed January 19 and February 2, 2006
      File No. 333-128058

Dear Mr. Amelio:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure throughout the prospectus that the company will proceed with the initial business combination only if two conditions are met which include public stockholders owning less than
20% of the shares in this offering both vote against the business combination and exercise their conversion rights. Please explain whether in the company`s view the 20% threshold could be lowered by the company after the offering is effective and prior to the vote regarding the initial business combination. We may have further comment.

2. We note disclosure in section 5, in the Amended and Restated Certificate of Incorporation of Acquicor Technology Inc, that states
"[p]aragraphs A through H set forth below shall apply during the period commencing upon the closing of the initial public offering pursuant to an effective registration statement ... and terminating upon the consummation of a Business Combination (the "Restrictive Period") and shall not be amended during such Restrictive Period without the unanimous consent of the Corporation`s stockholders." (emphasis added). Please provide us with a legal analysis as to whether or not an amendment to this provision would be valid under applicable state law. Additionally, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose:
(i) whether the provision can be amended and if so on what basis;
and
(ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed.

3. We note our recent telephone conversation with counsel to the underwriters` concerning the posting of certain information regarding the company and this offering on a third-party website. The staff is currently reviewing this matter and reserves the right to comment.

Use of Proceeds, page 26

4. Please disclose whether the remaining interest earned on the trust account, after $750,000 is paid for operating expenses, will be kept in the trust for purposes of acquiring a business or released to investors upon liquidation.

Comparison to Offerings of Blank Check Companies, page 45

5. On pages 45 and 46, the company states that $95,478,000 of the net proceeds will be placed in a trust account. It appears that the balance should be $97,478,000. Please revise or advise.

Part II - Exhibits

6. Please file executed copies of the agreements, e.g., Private
Placement Unit Purchase Agreement and Registration Rights
Agreement.

7. Please file the legality opinion with the next amendment.



* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 551-3396 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Mike Karney who supervised the review of your filing, at (202) 551-3847 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director


cc:	Kenneth L. Guernsey, Esq.
	Fax: (415) 693-2222
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Gilbert F. Amelio
Acquicor Technology Inc.
February 13, 2006
Page 1